Exhibit 99.3

NUTRIEN LTD.

INTERIM FINANCIAL STATEMENTS AND NOTES

AS AT AND FOR THE THREE MONTHS ENDED

MARCH 31, 2019

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Earnings (Loss)

		Three Months Ended March 31
		2019	2018

			Note 1

SALES	Note 2	$3,691	$3,666

Freight, transportation and distribution		(171)	(208)

Cost of goods sold		(2,545)	(2,611)

GROSS MARGIN		975	847

Selling expenses		(538)	(532)

General and administrative expenses		(95)	(103)

Provincial mining and other taxes		(65)	(48)

Share-based compensation		(57)	(16)

Other expenses	Note 4	(44)	(72)

EARNINGS BEFORE FINANCE COSTS AND INCOME TAXES		176	76

Finance costs		(123)	(119)

EARNINGS (LOSS) BEFORE INCOME TAXES		53	(43)

Income tax (expense) recovery	Note 5	(12)	42

NET EARNINGS (LOSS)		$41	$(1)

NET EARNINGS (LOSS) PER SHARE

Basic		$0.07	$–

Diluted		$0.07	$–

Weighted average shares outstanding for basic earnings per share (“EPS”)		602,266,000	642,690,000

Weighted average shares outstanding for diluted EPS		602,950,000	643,218,000

(See Notes to the Condensed Consolidated Financial Statements)

Condensed Consolidated Statements of Comprehensive Income (Loss)

	Three Months Ended March 31

(Net of related income taxes)	2019	2018

		Note 1

NET EARNINGS (LOSS)	$41	$(1)

Other comprehensive income (loss)

Items that will not be reclassified to net earnings (loss):

Net actuarial gain on defined benefit plans	–	57

Net fair value gain (loss) on investments	9	(83)

Items that have been or may be subsequently reclassified to net earnings (loss):

Gain (loss) on currency translation of foreign operations	19	(41)

Other	4	(3)

OTHER COMPREHENSIVE INCOME (LOSS)	32	(70)

COMPREHENSIVE INCOME (LOSS)	$73	$(71)

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Statements of Cash Flows

		Three Months Ended March 31

		2019	2018

			Note 1

OPERATING ACTIVITIES

Net earnings (loss)		$41	$(1)

Adjustments for:

Depreciation and amortization		420	411

Share-based compensation	Note 3	57	16

Impairment of assets	Note 4	33	–

Recovery of deferred income tax		(3)	(8)

Other long-term liabilities and miscellaneous		2	(18)

Changes in non-cash operating working capital:

Receivables		(146)	(187)

Inventories		(1,509)	(1,701)

Prepaid expenses and other current assets		455	645

Payables and accrued charges		135	503

CASH USED IN OPERATING ACTIVITIES		(515)	(340)

INVESTING ACTIVITIES

Additions to property, plant and equipment		(290)	(238)

Business acquisitions, net of cash acquired	Note 10	(487)	(185)

Proceeds from disposal of discontinued operations, net of tax	Note 6	10	752

Purchase of investments		(26)	–

Cash acquired in Merger		–	466

Other		(16)	1

CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES		(809)	796

FINANCING ACTIVITIES

Finance costs on long-term debt		–	(6)

Proceeds from short-term debt		1,004	496

Repayment of long-term debt	Note 8	(500)	–

Repayment of principal portion of lease liabilities	Note 13	(53)	–

Dividends paid	Note 9	(264)	(205)

Repurchase of common shares	Note 9	(798)	(401)

Issuance of common shares	Note 9	2	1

CASH USED IN FINANCING ACTIVITIES		(609)	(115)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS		(8)	3

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(1,941)	344

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		2,314	116

CASH AND CASH EQUIVALENTS, END OF PERIOD		$373	$460

Cash and cash equivalents comprised of:

Cash		$247	$325

Short-term investments		126	135

		$373	$460

SUPPLEMENTAL CASH FLOWS INFORMATION
Interest paid		$114	$114

Income taxes (received) paid		$(115)	$29

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Statements of Changes in Shareholders’ Equity

	Accumulated Other Comprehensive (Loss) Income (“AOCI”)

	Share Capital	Contributed Surplus	Net Fair Value Loss on Investments	Net Actuarial Gain on Defined Benefit Plans [1]	Loss on Currency Translation of Foreign Operations	Other	Total AOCI	Retained Earnings	Total Equity [2]

						Note 1

BALANCE – DECEMBER 31, 2018	$16,740	$231	$(7)	$–	$(251)	$(33)	$(291)	$7,745	$24,425

Net earnings	–	–	–	–	–	–	–	41	41

Other comprehensive income	–	–	9	–	19	4	32	–	32

Shares repurchased (Note 9)	(426)	–	–	–	–	–	–	(376)	(802)

Dividends declared	–	–	–	–	–	–	–	(1)	(1)

Effect of share-based compensation including issuance of common shares	2	4	–	–	–	–	–	–	6

Transfer of net loss on investment	–	–	4	–	–	–	4	(4)	–
BALANCE – MARCH 31, 2019	$16,316	$235	$6	$–	$(232)	$(29)	$(255)	$7,405	$23,701
BALANCE – DECEMBER 31, 2017	$1,806	$230	$73	$–	$(2)	$(46)	$25	$6,242	$8,303

Merger impact	15,898	7	–	–	–	–	–	(1)	15,904

Net loss	–	–	–	–	–	–	–	(1)	(1)

Other comprehensive (loss) income	–	–	(83)	57	(41)	(3)	(70)	–	(70)

Shares repurchased (Note 9)	(256)	(23)	–	–	–	–	–	(178)	(457)

Dividends declared	–	–	–	–	–	–	–	(258)	(258)

Effect of share-based compensation including issuance of common shares	1	–	–	–	–	–	–	–	1

Transfer of net actuarial gain on defined benefit plans	–	–	–	(57)	–	–	(57)	57	–

Transfer of net loss on sale of investment	–	–	19	–	–	–	19	(19)	–

Transfer of net loss on cash flow hedges	–	–	–	–	–	9	9	–	9
BALANCE – MARCH 31, 2018	$17,449	$214	$9	$–	$(43)	$(40)	$(74)	$5,842	$23,431

1	Any amounts incurred during a period were closed out to retained earnings at each period-end. Therefore, no balance exists at the beginning or end of period.

2	All equity transactions were attributable to common shareholders.

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Balance Sheets

As at		March 31, 2019	December 31, 2018
ASSETS
Current assets
Cash and cash equivalents		$373	$2,314
Receivables		3,446	3,342
Inventories		6,560	4,917
Prepaid expenses and other current assets		688	1,089
		11,067	11,662
Non-current assets
Property, plant and equipment	Note 13	19,834	18,796
Goodwill		11,817	11,431
Other intangible assets		2,184	2,210
Investments	Note 10	800	878
Other assets		564	525
TOTAL ASSETS		$46,266	$45,502
LIABILITIES
Current liabilities
Short-term debt		$1,652	$629
Current portion of long-term debt	Notes 8 and 13	1,197	1,003
Payables and accrued charges		6,602	6,703
		9,451	8,335
Non-current liabilities
Long-term debt	Notes 8 and 13	7,917	7,591
Deferred income tax liabilities	Note 5	2,955	2,907
Pension and other post-retirement benefit liabilities		405	395
Asset retirement obligations and accrued environmental costs		1,675	1,673
Other non-current liabilities		162	176
TOTAL LIABILITIES		22,565	21,077
SHAREHOLDERS’ EQUITY
Share capital	Note 9	16,316	16,740
Contributed surplus		235	231
Accumulated other comprehensive loss		(255)	(291)
Retained earnings		7,405	7,745
TOTAL SHAREHOLDERS’ EQUITY		23,701	24,425
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$46,266	$45,502

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Notes to the Condensed Consolidated Financial Statements

As at and for the Three Months Ended March 31, 2019

Note 1  Basis of Presentation

Nutrien Ltd. (collectively with its subsidiaries, known as “Nutrien” or the “Company” except to the extent the context otherwise requires) is an integrated ag solutions provider and plays a critical role in helping growers around the globe increase food production in a sustainable manner. Nutrien is the world’s largest provider of crop inputs and services. Disclosures related to the merger of Potash Corporation of Saskatchewan Inc. and Agrium Inc. (the “Merger”) can be found in Note 2 of the Company’s 2018 annual consolidated financial statements.

These unaudited interim condensed consolidated financial statements (“interim financial statements”) are based on International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting.” The accounting policies and methods of computation used in preparing these interim financial statements are consistent with those used in the preparation of the Company’s 2018 annual consolidated financial statements, with the exception of IFRS 16, “Leases” (“IFRS 16”), which was adopted effective January 1, 2019, the impacts of which are disclosed in Note 13. These interim financial statements include the accounts of Nutrien and its subsidiaries; however, they do not include all disclosures normally provided in annual consolidated financial statements and should be read in conjunction with the Company’s 2018 annual consolidated financial statements.

Certain immaterial 2018 figures have been reclassified or grouped together in the condensed consolidated statements of: earnings (loss), comprehensive income (loss), cash flows, changes in shareholders’ equity and in the segment information.

In management’s opinion, the interim financial statements include all adjustments necessary to fairly present such information in all material respects. Interim results are not necessarily indicative of the results expected for any other interim period or the fiscal year.

These interim financial statements were authorized by the audit committee of the Board of Directors for issue on May 9, 2019.

Note 2  Segment Information

The Company’s four reportable operating segments are: Retail, Potash, Nitrogen and Phosphate. The Retail segment distributes crop nutrients, crop protection products, seed and merchandise, and provides services directly to growers through a network of farm centers in North and South America and Australia. The Potash, Nitrogen and Phosphate segments are differentiated by the chemical nutrient contained in the products that each produces. In the first quarter of 2019, the Company’s Chief Operating Decision Maker reassessed product groupings and decided to evaluate the performance of ammonium sulfate as part of the Nitrogen segment, rather than the Phosphate and Sulfate segment reported in the Company’s 2018 annual consolidated financial statements. Comparative amounts for Nitrogen and Phosphate were restated. For the three months ended March 31, 2018, Nitrogen reflected increases of $27, $5 and $10 in sales, gross margin and EBITDA, respectively, and $377 in assets as at December 31, 2018, with corresponding decreases in Phosphate. In addition, the “Others” segment was renamed to “Corporate and Others”.

Unaudited	In millions of US dollars except as otherwise noted

	Three Months Ended March 31, 2019

	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated
Sales – third party	$2,030	$707	$612	$342	$–	$–	$3,691
– intersegment	9	63	137	57	–	(266)	–
Sales – total	2,039	770	749	399	–	(266)	3,691
Freight, transportation and distribution	–	(73)	(72)	(50)	–	24	(171)
Net sales	2,039	697	677	349	–	(242)
Cost of goods sold	(1,630)	(272)	(511)	(335)	–	203	(2,545)
Gross margin	409	425	166	14	–	(39)	975
Selling expenses	(532)	(4)	(7)	(1)	6	–	(538)
General and administrative expenses	(27)	–	(2)	(2)	(64)	–	(95)
Provincial mining and other taxes	–	(63)	(1)	–	(1)	–	(65)
Share-based compensation	–	–	–	–	(57)	–	(57)
Other (expenses) income	(12)	3	5	(3)	(37)	–	(44)
(Loss) earnings before finance costs and income taxes	(162)	361	161	8	(153)	(39)	176
Depreciation and amortization	136	100	113	60	11	–	420
EBITDA [1]	$(26)	$461	$274	$68	$(142)	$(39)	$596
Assets – at March 31, 2019	$19,837	$11,742	$10,843	$2,386	$1,872	$(414)	$46,266

1

Consolidated EBITDA is a non-IFRS measure calculated as net earnings (loss) from continuing operations before finance costs, income taxes, and depreciation and amortization. Non-IFRS measures are a numerical measure of a company’s performance, that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measures calculated and presented in accordance with IFRS. In evaluating these measures, investors should consider that the methodology applied in calculating such measures may differ among companies and analysts. Management believes the non-IFRS measures provide transparent and useful supplemental information to investors in order that they may evaluate Nutrien’s financial performance using the same measures as management. As a valuation measurement, EBITDA excludes the effects of items that primarily reflect the impact of long-term investment and financing decisions, rather than the performance of our day-to-day operations, and as a measure of our ability to service debt and to meet other payment obligations. This non-IFRS financial measure should not be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with IFRS.

	Three Months Ended March 31, 2018

	Retail	Potash	Nitrogen [1]	Phosphate [1]	Corporate and Others	Eliminations	Consolidated
Sales – third party	$2,059	$602	$636	$369	$–	$–	$3,666
– intersegment	11	68	137	66	–	(282)	–
Sales – total	2,070	670	773	435	–	(282)	3,666
Freight, transportation and distribution	–	(95)	(78)	(54)	–	19	(208)
Net sales	2,070	575	695	381	–	(263)
Cost of goods sold	(1,662)	(280)	(542)	(357)	–	230	(2,611)
Gross margin	408	295	153	24	–	(33)	847
Selling expenses	(523)	(3)	(8)	(3)	5	–	(532)
General and administrative expenses	(23)	(3)	(6)	(3)	(68)	–	(103)
Provincial mining and other taxes	–	(48)	–	–	–	–	(48)
Share-based compensation	–	–	–	–	(16)	–	(16)
Other income (expenses)	5	(4)	(2)	–	(71)	–	(72)
(Loss) earnings before finance costs and income taxes	(133)	237	137	18	(150)	(33)	76
Depreciation and amortization	123	91	134	46	17	–	411
EBITDA	$(10)	$328	$271	$64	$(133)	$(33)	$487
Assets – at December 31, 2018	$17,964	$11,710	$10,386	$2,406	$3,678	$(642)	$45,502

1 Comparative figures have been restated to reflect the change in the sulfate product grouping from Phosphate and Sulfate to Nitrogen.

Unaudited	In millions of US dollars except as otherwise noted

The Company disaggregated revenue from contracts with customers by product line or geographic location for each reportable segment to show how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.

	Three Months Ended March 31

	2019	2018
Retail sales by product line
Crop nutrients	$687	$684
Crop protection products	744	774
Seed	356	341
Merchandise	108	120
Services and other	144	151
	$2,039	$2,070
Potash sales by geography
Manufactured Product
North America	$318	$345
Offshore [1]	451	324
Other potash and purchased products	1	1
	$770	$670
Nitrogen sales by product line [2]
Manufactured Product
Ammonia	$187	$236
Urea	231	232
Solutions, nitrates and sulfates	191	175
Other nitrogen and purchased products	140	130
	$749	$773
Phosphate sales by product line [2]
Manufactured Product
Fertilizer	$240	$276
Industrial and feed	124	118
Other phosphate and purchased products	35	41
	$399	$435

1   Relates primarily to Canpotex Ltd. (“Canpotex”) (Note 12).

2   Comparative figures have been restated to reflect the change in the sulfate product grouping from Phosphate and Sulfate to Nitrogen.

Note 3  Share-Based Compensation

During the three months ended March 31, 2019, the Company granted a total of 1,376,533 stock options and 1,129,263 units of cash-settled share-based awards under its existing share-based compensation plans described in Note 29 of the Company’s 2018 annual consolidated financial statements. For stock options granted in 2019, the weighted average grant date fair value was $11.27 per option.

During the three months ended March 31, 2019, total compensation expense for all employee and director share-based compensation plans was $57 (2018 - $16).

Unaudited	In millions of US dollars except as otherwise noted

Note 4  Other Expenses

	Three Months Ended March 31

	2019	2018
Impairment of assets [1]	$(33)	$–
Merger and related costs	(11)	(66)
Foreign exchange (loss) gain	(7)	2
Earnings of equity-accounted investees	17	7
Other expenses	(10)	(15)
	$(44)	$(72)

1 During the three months ended March 31, 2019, the Company impaired certain intangible assets.

Note 5  Income Taxes

A separate estimated average annual effective income tax rate was determined for each taxing jurisdiction and applied individually to the interim period pre-tax income from continuing operations for each jurisdiction.

	Three Months Ended March 31

Income Tax Related to Continuing Operations	2019	2018

Income tax (expense) recovery	$(12)	$42

Actual effective tax rate on earnings from continuing operations	(5)%	89%

Actual effective tax rate including discrete items	23%	95%

Discrete tax adjustments that impacted the tax rate	$(15)	$3

Income tax balances within the condensed consolidated balance sheets were comprised of the following:

		As at	As at

Income Tax Assets (Liabilities)	Balance Sheet Location	March 31, 2019	December 31, 2018

Current income tax assets

Current	Receivables	$153	$248

Non-current	Other assets	36	36

Deferred income tax assets	Other assets	259	216

Total income tax assets		$448	$500

Current income tax liabilities

Current	Payables and accrued charges	$(60)	$(47)

Non-current	Other non-current liabilities	(66)	(64)

Deferred income tax liabilities	Deferred income tax liabilities	(2,955)	(2,907)

Total income tax liabilities		$(3,081)	$(3,018)

Note 6  Discontinued Operations

During the three months ended March 31, 2018, the Company completed the sale of its equity interests in Israel Chemical Ltd., classified as discontinued operations, for proceeds of $685, net of commissions.

Unaudited	In millions of US dollars except as otherwise noted

Note 7  Financial Instruments

Fair Value

Estimated fair values for financial instruments are designed to approximate amounts for which the instruments could be exchanged in a current arm’s-length transaction between knowledgeable, willing parties. The valuation policies and procedures for financial reporting purposes are determined by the Company’s finance department. There have been no changes to the Company’s valuation methods presented in Note 13 of the 2018 annual consolidated financial statements and those valuation methods have been applied in these interim financial statements.

The following table presents the Company’s fair value hierarchy for financial assets and financial liabilities carried at fair value on a recurring basis or measured at amortized costs:

	March 31, 2019			December 31, 2018

Financial instruments measured at	Carrying Amount	Level 1 [1]	Level 2 [1]	Carrying Amount	Level 1 [1]	Level 2 [1]
Fair value on a recurring basis

Derivative instrument assets	$6	$–	$6	$5	$–	$5

Other current financial assets - marketable securities [2]	110	18	92	97	12	85

Investments at FVTOCI [3]	195	195	–	186	186	–

Derivative instrument liabilities	(57)	–	(57)	(71)	–	(71)
Amortized cost

Cash and cash equivalents	$373	$–	$373	$2,314	$–	$2,314

Current portion of long-term debt

Senior notes and debentures [4]	(993)	(1,012)	–	(995)	–	(1,009)

Fixed and floating rate debt	(8)	–	(8)	(8)	–	(8)

Long-term debt

Senior notes and debentures [4]	(7,066)	(3,380)	(3,509)	(7,569)	(1,004)	(6,177)

Fixed and floating rate debt	(14)	–	(14)	(22)	–	(22)
1

Financial instruments included in Level 1 are measured using quoted prices in active markets for identical assets or liabilities, while those classified as Level 2 are measured using significant other observable inputs. During the period ended March 31, 2019, there were no transfers between Level 1 and Level 2 for financial instruments measured at fair value. The Company’s policy is to recognize transfers at the end of the reporting period.

2

Marketable securities consist of equity and fixed income securities. The Company determines the fair value of equity securities based on the bid price of identical instruments in active markets. The Company values fixed income securities using quoted prices of instruments with similar terms and credit risk.

3	Investments at FVTOCI are comprised of shares in Sinofert Holdings Ltd. (“Sinofert”) (December 31, 2018 – Sinofert and other).

4	Carrying amount of liability includes net unamortized debt issue costs.

Note 8  Long-Term Debt

During the three months ended March 31, 2019, the Company repaid $500 aggregate principal amount of 6.750 percent debentures that matured on January 15, 2019.

On April 1, 2019, the Company issued $750 aggregate principal amount of 4.200 percent senior notes due April 1, 2029 and $750 aggregate principal amount of 5.000 percent senior notes due April 1, 2049 (together, the “senior notes”). The senior notes are unsecured, rank equally with Nutrien’s existing unsecured debt, and have no sinking fund requirements prior to maturity. Each series of senior notes is redeemable and provides for redemption prior to maturity, at the Company’s option, at specified prices.

Unaudited	In millions of US dollars except as otherwise noted

Note 9  Share Capital

Authorized

The Company is authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares. The common shares are not redeemable or convertible. The preferred shares may be issued in one or more series with rights and conditions to be determined by the Board of Directors. No preferred shares have been issued.

Issued

	Number of Common Shares	Share Capital

Balance – December 31, 2018	608,535,477	$16,740

Issued under option plans and share-settled plans	49,624	2

Repurchased	(15,476,202)	(426)

Balance – March 31, 2019	593,108,899	$16,316

Share repurchase programs

	Board of Directors Approval	Expiry	Maximum Shares for Repurchase

2018 Normal Course Issuer Bid [1]	February 20, 2018	February 22, 2019	50,363,686

2019 Normal Course Issuer Bid [2]	February 20, 2019	February 26, 2020	30,133,631

1	On December 14, 2018, the normal course issuer bid was increased to permit the repurchase of up to eight percent of the Company’s outstanding common shares.

2

The normal course issuer bid permits the repurchase of up to five percent of the Company’s outstanding common shares and can expire earlier than the date above if the maximum number of common shares allowable is acquired earlier or the Company otherwise decides not to make any further repurchases.

Purchases under the 2019 normal course issuer bid are being, or may be, made through open market purchases at market price as well as by other means as may be permitted by applicable securities regulatory authorities, including private agreements.

The following table summarizes the Company’s share repurchase activities during the period:

	Three Months Ended March 31

	2019	2018

Common shares repurchased for cancellation	15,476,202	9,321,587

Average price per share	$51.80	$49.02

Total Cost	$802	$457

Repurchase resulting in a reduction of:

Share capital	$426	$256

Contributed surplus [1]	–	23

Retained earnings [1]	376	178

1   The excess of net cost over the average book value of the shares.

As of May 8, 2019, an additional 11,115,776 common shares had been repurchased for cancellation under the 2019 normal course issuer bid at a cost of $591 and an average price per share of $53.20.

Dividends declared

On December 14, 2018, the Company declared a quarterly dividend of $0.43 per share payable on April 18, 2019 to shareholders of record on March 29, 2019 (March 31, 2018 – $0.40).

Unaudited	In millions of US dollars except as otherwise noted

Note 10  Business Acquisitions

During the three months ended March 31, 2019, the Retail segment acquired 42 retail locations in North and South America and Australia, including companies operating within the proprietary products business, such as Actagro, LLC, a developer, manufacturer and marketer of environmentally sustainable soil and plant health products and technologies. Benefits of the acquisitions include expansion of geographical coverage for the sale of crop input products, increased customer base and workforce, and synergies between Nutrien and the acquired businesses.

The purchase price allocation for these acquisitions is not final as the Company is still gathering and analyzing information relating to the acquired assets and assumed liabilities, including fair values and the resulting income tax impact.

The preliminary values allocated to the acquired assets and assumed liabilities based upon fair values were as follows:

March 31, 2019

Working capital	$74

Property, plant and equipment	90

Goodwill [1]	380

Other intangible assets	30

Other non-current assets	30

Other non-current liabilities	(17)

Total consideration	$587

Previously held equity-accounted interest in Agrichem [2]	(100)

Total consideration, net of cash and cash equivalents acquired	$487
1

Goodwill was calculated as the difference between the amount of consideration transferred and the net identifiable assets acquired. The portion of goodwill deductible for income tax purposes, if any, will be determined when the purchase allocation is finalized.

2

During the three months ended March 31, 2019, the Company acquired the remaining 20 percent interest in Agrichem, a fertilizer producer and marketer located in Brazil, making it a wholly owned consolidated subsidiary. Prior to this acquisition, the Company held an 80 percent ownership interest in Agrichem, and under a contractual agreement, had joint control with the other shareholder of Agrichem. At the date of acquisition of the remaining 20 percent interest, the Company ceased equity accounting for its investment in Agrichem.

Three Months Ended March 31, 2019

Financial information related to business acquisitions [1]

Sales from date of acquisitions	$12

Net loss from continuing operations before income taxes from date of acquisitions	$(4)
1

Estimated annual sales and earnings before finance costs, income taxes and depreciation and amortization if acquisitions occurred at the beginning of the year are approximately $400 and $70, respectively.

On February 27, 2019, the Company announced an agreement to acquire Ruralco Holdings Limited (“Ruralco”), an agriservices business in Australia with more than 500 operating locations, for an estimated purchase price of AUD$469. Closing of the transaction is subject to customary conditions, including Ruralco shareholder approval and regulatory approval from the Australia Competition and Consumer Commission and the Australian Foreign Investment Review Board, and is expected to be completed in the third quarter of 2019.

Note 11  Seasonality

Seasonality in the Company’s business results from increased demand for products during planting season. Crop input sales are generally higher in spring and fall application seasons. Crop input inventories are normally accumulated leading up to each application season. Feed and industrial sales are more evenly distributed throughout the year. The results of this seasonality have a corresponding effect on trade and rebates receivables, inventories, prepaid expenses and other current assets and trade payables. Our short-term debt also fluctuates during the year to meet working capital needs. The Company’s cash collections generally occur after the application season is complete while customer prepayments are concentrated in December and January.

Note 12  Related Party Transactions

The Company sells potash from its Canadian mines for use outside Canada and the United States exclusively to Canpotex. Sales are at prevailing market prices and are settled on normal trade terms. Sales to Canpotex for the three months ended March 31, 2019, were $451 (2018 – $324). At March 31, 2019, $247 (December 31, 2018 – $208) was owing from Canpotex.

Unaudited	In millions of US dollars except as otherwise noted

Note 13  Leases

Accounting Policies

New Lease Accounting Policy on Adoption of IFRS 16, effective January 1, 2019

A contract is a lease or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Leases are recognized as right-of-use (“ROU”) assets and corresponding liabilities at the date at which a leased asset is available for use. Lease payments are allocated between finance costs, calculated using the effective interest method, and a reduction of the liability. ROU assets are depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.

ROU assets are measured at cost, less any impairments, including:

•	the initial measurement of lease liability;
•	any lease payments made at or before the commencement date less any lease incentives received;
•	any initial direct costs; and
•	an estimate of costs, if any, to be incurred by the Company in restoring the underlying asset to the condition required by the terms and conditions of the lease.

Liabilities arising from a lease are initially measured as the net present value of the future lease payments, including:

•	fixed payments (including in-substance fixed payments), less any lease incentives;
•	variable lease payments that are based on an index or a rate;
•	amounts expected to be payable under residual value guarantees;
•	the exercise price of a purchase option if the Company is reasonably certain to exercise that option; and
•	payments of penalties for terminating the lease, if the lease term reflects the Company exercising that option.

In recording ROU assets and related liabilities at inception of a lease, lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, an incremental borrowing rate is used, being a rate that the Company would have to pay to borrow the funds required to obtain a similar asset, adjusted for term, security, asset value and the borrower’s economic environment.

The carrying amount of ROU assets and lease liabilities is remeasured if there is a modification of the lease, a change in the lease term, a change in the in-substance fixed lease payments, a change in the expected amount under a residual value guarantee or a change in the assessment to exercise a purchase, extension or termination option.

Payments for short-term leases and leases of low-value assets are expensed on a straight-line basis. Short-term leases are leases with a lease term of 12 months or less that do not contain a purchase option. Low-value assets generally comprise IT equipment and office furniture.

Method of Adoption

The Company adopted IFRS 16 using the modified retrospective method, which in the Company’s case resulted in prospective application as there was no impact to opening retained earnings on transition. Under this method of adoption, the Company measured the ROU asset equal to the lease liability and used the Company’s incremental borrowing rate to determine the present value of future lease payments. The Company has chosen to apply practical expedients, including the use of a single discount rate for a portfolio of leases with reasonably similar characteristics, reliance on previous assessments as to whether lease contracts are onerous, exclusion of initial direct costs in measuring ROU assets at the date of initial application, the election not to separate non-lease components and instead to account for lease and non-lease components as a single arrangement, recognition exemptions for short-term and low-value leases, use of hindsight in assessing lease terms and grandfathering of the lease definition on transition.

Adoption of IFRS 16 did not result in any material impact to net earnings for the three months ended March 31, 2019.

Until January 1, 2019, substantially all of the Company’s leases were classified as operating leases under IAS 17, “Leases”, with payments expensed on a straight-line basis over the lease term.

Unaudited	In millions of US dollars except as otherwise noted

The Company’s Leasing Activities

Major categories of assets leased by the Company are:

•	railcars and marine vessels used to transport product to customers;
•	real estate used as office space, storage and distribution; and
•	mobile equipment primarily used to deliver and apply product and to meet with customers.

Railcars are utilized in North America and include general service and high-pressure tank cars and general-purpose hopper cars. Railcars are sourced from multiple suppliers and terms vary by lease agreement. For railcars required in its operations, the Company has a history of renegotiating new leases at termination of existing leases. Marine vessels include ocean-going vessels used to transport ammonia from the Company’s nitrogen facilities in Trinidad. The Company leases real estate across its operations consisting of office space and product storage and distribution sites. Real estate leases have varying terms by location and use of the property, and are normally renewable at market rates. Most storage and distribution leases do not convey a right to use a specific identified space and accordingly these are not classified as leases under IFRS 16 and are expensed according to the lease terms. The Company’s Retail segment leases a fleet of motor vehicles and product application equipment and other transportation equipment. Motor vehicle leases primarily have a 50-month initial term and are renewable annually thereafter. The Company expects to renew all its Retail motor vehicle leases for substantially all of the useful life of the equipment.

The Company seeks to maximize operational flexibility in managing its leasing activities by including extension options when negotiating new leases. Extension options are exercisable at the option of the Company and not by the lessors. In determining if a renewal period should be included in the lease term, the Company considers all relevant factors that create an economic incentive for it to exercise a renewal, including the location of the asset, the availability of suitable alternatives, the significance of the asset to operations, and its business strategy.

Lease agreements do not contain significant covenants; however, leased assets may be used as security for lease liabilities and other borrowings.

Accounting Estimates and Judgments Applied in Leasing Activities

Judgment is required to determine:

•	whether a contract or arrangement includes a lease; and
•	if it is reasonably certain that an extension option will be exercised.

Estimation is used to determine:

•	the lease term; and
•	the appropriate rate to discount the lease payments.

Supporting Information

The following table summarizes the impact of adopting IFRS 16 on the condensed consolidated financial statements:

Condensed Consolidated Balance Sheet

	December 31, 2018	IFRS 16 Adjustment	January 1, 2019

Property, plant and equipment

ROU assets [1]	$46	$1,059	$1,105

Current portion of long-term debt and long-term debt

Lease liabilities	20	1,059	1,079

Undiscounted Operating lease commitments at December 31, 2018			$1,087

Operating lease commitments that did not qualify as leases under IFRS 16			(150)

Extension options reasonably certain to be exercised			297

Effect of discounting using the incremental borrowing rate at January 1, 2019 [2]			(175)

Discounted Operating lease commitments at January 1, 2019 [2]			1,059

Finance lease liabilities at December 31, 2018			20

Total lease liabilities at January 1, 2019			$1,079
1	Balances as at December 31, 2018 reflect finance leases that were included in property, plant and equipment.

2	When measuring lease liabilities, the Company discounted lease payments using its incremental borrowing rate at January 1, 2019. The weighted average rate applied is 3.52 percent.

Unaudited	In millions of US dollars except as otherwise noted

As at and for the three months ended March 31, 2019, property, plant and equipment includes the following ROU asset activities:

	As at March 31, 2019			Three Months Ended March 31, 2019

	Owned property, plant and equipment	ROU Assets	Total	Additions to ROU Assets	Depreciation of ROU Assets	Total
Land and improvements	$1,028	$44	$1,072	$45	$(1)	$44
Buildings and improvements	6,041	305	6,346	314	(10)	304
Machinery and equipment	9,924	674	10,598	713	(40)	673
Mine development costs	745	–	745	–	–	–
Assets under construction	1,073	–	1,073	–	–	–
Total	$18,811	$1,023	$19,834	$1,072	$(51)	$1,021

During the three months ended March 31, 2019, total cash outflows related to leases were $76.

As at March 31, 2019, lease liability balances within long-term debt are as follows:

	Current Portion of Long-Term Debt	Long-Term Debt	Total

Senior notes and debentures	$993	$7,066	$8,059
Lease liabilities [1]	196	837	1,033
Other	8	14	22
Total	$1,197	$7,917	$9,114
1	During the three months ended March 31, 2019, finance costs of $8 incurred on the lease liabilities were included in finance costs within the condensed statement of earnings.

The following maturity analysis of the Company’s lease liabilities is based on the expected undiscounted contractual cash flows from the date of the condensed consolidated balance sheet, March 31, 2019, to the contractual maturity date.

	Carrying Amount of Liability as at March 31, 2019	Contractual Cash Flows	Within 1 Year	1 to 3 Years	3 to 5 Years	Over 5 Years

Lease liabilities	$1,033	$1,243	$208	$354	$221	$460

Note 14  Subsequent Events

Effective April 1, 2019, the Saskatchewan government eliminated certain deductions in the calculation of the provincial mining tax. The Company does not expect this change to result in a material impact on its consolidated financial statements.

Subsequent to March 31, 2019, the Company terminated its accounts receivable securitization program. At March 31, 2019, there were no loan drawdowns made under this program.